September 23, 2010

Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2009
Filed February 12, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Filed July 23, 2010
File No. 001-08974

Dear Mr. Shenk:

This letter provides Honeywell International Inc.’s (Honeywell) response to your letter to David J. Anderson dated August 20, 2010, setting forth the Staff’s comments on the above referenced Form 10-K and Form 10-Q. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the fiscal year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 22

1.

Staff’s Comment: Please refer to your response to our prior comment two. We have reviewed the proposed disclosure regarding your company’s consolidated results, and it appears that the concerns raised in our prior comment could be more fully addressed. For example, in your proposed disclosure, you only quantify the impact that the decline in direct material costs had on fiscal year 2009 consolidated “cost of products and services sold.” In this regard, you do not quantify how much of the remaining $2.0 billion decline in cost of products and services sold related to (i) fluctuations in labor costs (or the specific factors impacting labor costs, such as lower incentive compensation), (ii) the impact of indirect cost savings initiatives, and (iii) lower repositioning charges. In addition, you do not quantify the absolute impact that (a) similar factors and/or (b) variances in similar costs (e.g., labor costs) have had on your reported selling, general, and administrative expense. Quantification of all material factors cited here and elsewhere in your MD&A analysis enables investors to understand the magnitude and relative impact of each on operations and results. Please expand your disclosure to quantify the absolute impact of all factors that materially impacted your consolidated results. Please provide your proposed expanded disclosure as part of your response.

Our Response: We will revise our disclosure, on a prospective basis to provide additional quantification of items that materially impact our consolidated results of operations as shown in the below illustrative disclosure.

Additionally, we would like to clarify the basis for our previous response to prior comment two. We believe that our historical disclosure in this format provided adequate qualitative and quantitative information to enable users of our financial statements to understand material fluctuations in our results of operations. While our financial systems are designed with controls in place at the transactional level to properly record operating costs as cost of goods sold (COGS) or selling, general and administrative (SG&A) expense and to ensure accurate income statement classification, once recorded at the transactional level, our systems are not configured to summarize details of the components of operating costs (e.g., material, labor, etc) included in either COGS or SG&A. We believe this is a common systems limitation for many large multi-national companies. We utilize estimated total cost data (estimated because our current systems configurations provide management cost reporting on an as incurred not as expensed basis) as a basis to identify the key drivers of our change in costs at the COGS or SG&A level and have provided these drivers in narrative format. We have chosen to disclose the estimated impact from direct materials because by its nature it is COGS. However, as shown in the following illustration we will expand the quantification of material drivers of changes in our COGS and SG&A using estimated impacts derived from our analysis of total costs.

Representative disclosure example for Consolidated Results of Operations:

Cost of Products and Services Sold

Cost of products and services sold decreased by $4,809 million or 17 percent in 2009 compared with 2008. The decrease is primarily due to i) an estimated decline in direct material costs of approximately $2.8 billion driven substantially by a 15 percent decrease in sales as a result of the factors discussed within the Review of Business Segments section of this MD&A, ii) an estimated $1.0 billion decrease in labor costs (reflecting reduced census, work scheduled reductions, benefits from prior repositioning actions and lower incentive compensation), iii) an approximate $500 million decrease in Repositioning and Other Charges (see Note 3 of Notes to Financial Statements) and iv) an estimated $500 million decrease in costs from indirect cost savings initiatives.

Selling, General and Administrative Expense

Selling, general and administrative expenses (SG&A) decreased $692 million and increased as a percentage of sales by 0.2 of a percentage point in 2009 compared with 2008. The increase as a percentage of sales was driven by the 15 percent decrease in sales, substantially offset by an estimated $400 million impact of indirect cost savings initiatives across each of our Business Segments and an estimated $300 million reduction in labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation), collectively resulting in the decrease in SG&A.

2.

Staff’s Comment: Refer to the gross margin portion of the proposed revised disclosure provided in response to prior comment. Please explain to us why the decrease in direct material costs indicated therein is “estimated.” Also, with regard to the lower gross margin percentages in the Transportation Systems and Aerospace segments, it is not completely clear why they decreased when there was a decrease in direct material costs and cost savings initiatives were in effect – that is, why the affected costs did not decrease on a proportional basis commensurate with the lower sales experienced such that margins were negatively impacted. Please revise to explain more fully as appropriate.

Our Response: In our response to the Staff’s prior comment two we described the decrease in direct materials as “estimated” because although our financial systems are designed with controls in place at the transactional level to properly record operating costs as cost of goods sold (COGS) or selling, general and administrative (SG&A) expense and to ensure accurate income statement classification, as described above, our financial systems are not configured to summarize details of the various components of operating costs included in COGS with the same rigor and controls supporting other financial statement data and information in our public disclosures. We conduct analysis to determine the estimated impact of key drivers on gross margin. For example, our financial systems provide total labor costs incurred and based on our businesses’ understanding of the census makeup, we determine the estimated COGS and SG&A allocation. We believe our analysis provides a reasonable basis for our estimates of the quantification of the changes of the components of COGS and SG&A.

With regard to the lower gross margin percentages in our Transportation Systems and Aerospace segments in 2009 compared to 2008, we were unable to reduce our cost structure at the same rate as the decline in sales (27 percent and 15 percent for Transportation Systems and Aerospace, respectively). While certain costs vary proportionally with our sales, such as volume-driven direct materials and labor, many of our costs do not. These include fixed costs and material and labor inflation.

In future filings, we will more fully explain changes in costs that are disproportionate to changes in our sales as illustrated below:

Gross margin increased by 1.6 percent in 2009 compared with 2008 primarily due to increases of 2.9 and 0.6 percent, respectively, in our Specialty Materials and Automation and Control Solutions segments due primarily to an estimated decrease in direct material costs of approximately $700 million and $650 million, respectively, other cost savings initiatives discussed above and lower repositioning charges. This increase was partially offset by lower margins in our Transportation Systems and Aerospace segments of 3.2 and 0.7 percent, respectively, due to lower sales (27% and 15% declines, respectively). The negative impact of lower sales on gross margins in these segments was partially offset by an estimated decrease in direct material costs of approximately $700 million and $750 million, respectively, and the impact of cost savings initiatives. While these volume related decreases in direct materials and cost savings initiatives resulted in the absolute dollar decreases noted above, given the significance of the percentage sales decline and the fixed cost structure of our Transportation Systems and Aerospace segments, these decreases were disproportionate to the decline in sales, resulting in the noted decreases in the gross margins for these segments.

Review of Business Segments, page 26

3.

Staff’s Comment: Please refer to the proposed disclosure provided in your response to our prior comment two, as well as the MD&A disclosure included in your Form 10-Q for quarterly period ended June 30, 2010. It appears that you may not have adequately quantified the impact of various factors on the revenue earned by your business segments. In particular, we note that when you discuss changes in sales by product or service type, you oftentimes do not quantify the amount of the applicable sales or the absolute change in sales for the identified product or service type. For example, we note that in your proposed disclosure, you do not quantify the specific amount or impact of the declines in sales of “Products” and/or “Solutions” within the Automation and Control Solutions business. Furthermore, you do not quantify the extent to which each business’s sales were impacted by the factors referenced in your proposed disclosure (e.g., the lower sales volume and unfavorable impact of foreign exchange experienced by your Product business). Please revise your disclosure to fully quantify the respective sales of each product or service type identified, as well as the impact of the factors that have materially impacted the results of your business segments, so that investors may understand their relative magnitude. With regard to your Aerospace business segment, ensure that the identified factors impacting your sales to each customer end-market have been quantified. Please provide your proposed expanded disclosure as part of your response.

Our Response: We will revise our disclosure in future filings to provide the additional revenue data as illustrated in the table below using revenue for the three and six months ended June 30, 2010 and 2009. We believe this table, in combination with the incremental disclosure regarding recurring material drivers of changes in segment revenue noted in our response to the Staff’s prior comment 2 will provide the users of our financial statements sufficient detail to understand changes in our sales in absolute dollars and on a percentage basis. If, aside from these material recurring drivers, there are factors impacting revenue variances that are material to an understanding of our financial results, we would identify and quantify such factors.

	Three Months Ended June 30,			Six Months Ended June 30,
			%			%
	2010	2009	change	2010	2009	change

Aerospace Sales
Commercial:
Air transport and regional	$954	$952	0%	$1,860	$1,946	(4)%
Original equipment	362	335	8%	685	719	(5)%
Aftermarket	592	617	(4)%	1,175	1,227	(4)%
Business and general aviation	362	417	(13)%	707	928	(24)%
Original equipment	130	202	(36)%	249	488	(49)%
Aftermarket	232	215	8%	458	440	4%
Defense and Space Sales	1,331	1,350	(1)%	2,586	2,604	(1)%

Total Aerospace Sales	2,647	2,719		5,153	5,478

Automation and Control Solutions Sales
Products	1,982	1,826	9%	3,925	3,671	7%
Solutions	1,255	1,187	6%	2,436	2,343	4%

Total Automation and Control Solutions Sales	3,237	3,013		6,361	6,014

Specialty Materials Sales
UOP	412	390	6%	778	823	(5)%
Advanced Materials	847	658	29%	1,620	1,279	27%

Total Specialty Materials Sales	1,259	1,048		2,398	2,102

Transportation Systems Sales
Turbo Technologies	784	557	41%	1,551	1,085	43%
Consumer Products Group	234	229	2%	474	457	4%

Total Transportation Systems Sales	1,018	786		2,025	1,542

Net Sales	$8,161	$7,566		$15,937	$15,136

4.

Staff’s Comment: With regard to the table of Aerospace Revenues by “Customer End-Markets” on page 36 of the Form 10-Q for the quarterly period ended June 30, 2010, please explain to us how the amounts in the “% change” column throughout the table were computed. For example, “air transport and regional original equipment” sales as a percentage of total Aerospace sales are indicated to be 14% (or $370.58) and 12% (or $326.28) for the three months ended 2010 and 2009, respectively, and 13% (or $669.89) and 13% (or $712.14) for the six months ended 2010 and 2009, respectively. The respective percentage change represented by these amounts are 13.6% and (5.9), whereas the table indicates 8% and (5)%, respectively. We note similar variations for each line item except for the “Total” line.

Our Response: The referenced tables presented on page 36 of the Form 10-Q for the quarterly period ended June 30, 2010 present a percentage change for each customer end-market computed based on revenue for that end-market. The differences noted in the Staff’s Comments compared to those shown on page 36 of our Form 10-Q are the result of rounding as our disclosure is presented in whole percentage points. The table below shows the underlying data used in these calculations:

	2009				2010				% Change

($M - USD)	Q2	% of Aero	YTD	% of Aero	Q2	% of Aero	YTD	% of Aero	Q2	YTD

AT&R-OE	334	12.3%	719	13.1%	362	13.7%	685	13.3%	8.3%	(4.8)%
AT&R-AM	617	22.7%	1,227	22.4%	592	22.4%	1,176	22.8%	(4.1)%	(4.1)%
B&GA-OE	202	7.4%	489	8.9%	130	4.9%	248	4.8%	(35.7)%	(49.2)%
B&GA-AM	215	7.9%	440	8.0%	233	8.8%	459	8.9%	8.3%	4.3%
D&S	1,351	49.7%	2,604	47.5%	1,331	50.3%	2,586	50.2%	(1.5)%	(0.7)%

Aerospace	2,719	100%	5,478	100%	2,648	100%	5,153	100%	(2.6)%	(5.9)%

5.

Staff’s Comment: We have reviewed your response to our prior comment three, the related proposed disclosure that was included in your response to our prior comment two, and the disclosure included in your Form 10-Q for the quarterly period ended June 30, 2010. In this regard, we do not believe that you have adequately discussed the costs incurred by your business segments. We note that in your proposed disclosure, you quantify the estimated variance in direct material costs incurred by your Automation and Control Solutions business. Similarly, in the Form 10-Q, you quantify the change in costs of goods sold for each segment. However, the disclosures that you have proposed and included in the Form 10-Q do not quantify the actual costs of goods sold recognized in each comparable reporting period, nor do the disclosures quantify the variances in individually material costs that (i) are aggregated within cost of goods sold (e.g., labor costs) or (ii) are aggregated within selling, general and administrative. In this regard, it would appear that several types of costs are included in each of these major cost categories.

In order to enhance your overall discussion of segment costs, we believe that you should revise your disclosure to (i) include tables that identify, quantify, and present all individually material costs incurred by each of your segments and (ii) provide a narrative discussion of the items presented in those tables. In this regard, we believe that such revisions may also allow readers of your financial statements to better analyze changes in segment profit relative to changes in segment revenue, as readers will be able to better assess and evaluate the significance of costs that do not fluctuate directly with changes in sales volume (e.g., fixed and semi-fixed costs), as well as the changes thereto. Please revise your disclosure accordingly, or advise. Please provide your proposed expanded disclosure as part of your response.

Our Response: In future filings, when disclosing changes in COGS for an individual segment, we will also include disclosure of the total COGS for that segment. With respect to the Staff’s Comment regarding the quantification of costs that (i) are aggregated within COGS (e.g., labor costs) or (ii) are aggregated within SG&A, please refer to our response to the Staff’s Comment 1 above. In addition, we believe disclosure at the level of detail proposed would be harmful to our business insofar as it would provide sensitive information to our competitors and customers in a level of specificity that would result in a competitive disadvantage. For example, providing the cost makeup (direct materials, labor, indirect costs, etc) for our segments would provide a level of detail that would give competitors insight to our cost structure and customers with information that could be used to our disadvantage in negotiations. We respectfully submit that the tables disclosing percentage changes in revenue and segment profit for organic, foreign exchange, acquisitions and divestitures and other drivers provide readers with the information that is material to an understanding of our results. If, aside from these material recurring drivers, there are factors impacting cost variances that are material to an understanding of our financial results, we would identify and quantify such factors. For example, while not material to our consolidated results of operations, we disclosed the Aerospace revenue and segment profit impact of increased OEM Payments on pages 36 and 37 of our Form 10-Q for the quarter ended June 30, 2010.

6.

Staff’s Comment: Please refer to our prior comment four. It is not clear to us that your disclosure in the Form 10-Q for the quarterly period ended June 30, 2010, as referenced in your response, provides an analysis of the relative factors (i.e., on a weighted basis) which drive variances in the gross profit margin percentage realized by each segment. Please advise. In addition, if the change to a segment’s profit is materially disproportionate to the change in that segment’s revenue; and the underlying reason is not apparent from your disclosure regarding the segment’s gross profit margin percentage, we believe that additional disclosure may be warranted. For example, we note that segment profit for Transportation Systems increased by 859% for the six-months period ended June 30, 2010, as compared to the period ended June 30, 2009, although segment revenue only increased by 31%. Please revise your disclosure accordingly or advise. Please provide your proposed expanded disclosure as part of your response.

Our Response: With respect to the Staff’s Comment regarding gross margin, given the financial systems limitations noted in our responses to the Staff’s Comments 1 and 2 above, we will expand and clarify our discussion of the estimated relative factors which drive variances in the gross profit margin percentage, as illustrated in our response to the Staff’s Comment 2 above and as follows for our gross margin for the six months ended June 30, 2010:

Gross margin percentage decreased by 1.3 percentage points in the six months ended June 30, 2010 compared with the six months ended June 30, 2009 primarily due to higher pension expense (approximate 1.8 percentage points impact) and partially offset by 0.9 percentage point impact from increased segment margins (driven by increases in our Transportation Systems, Specialty Materials and Automation and Control Solutions

segments, partially offset by lower margins in our Aerospace segment). The increase in our segments’ gross margins was most significantly impacted by an estimated 0.7 percentage point impact from reduced labor costs primarily reflecting the benefits of prior repositioning actions.

In future filings, we will also include analysis of the relative factors impacting a specific segment’s gross margin to the extent any individual factors are material to a reader’s understanding of our results of operations and are not otherwise discussed in our filings.

With respect to the Staff’s Comment regarding the disproportionate percentage change in revenue and segment profit, we believe that the disclosure included on pages 39 and 40 of our June 30, Form 10-Q provides the material components of the year-over-year change in revenues and segment profit in both percentage and absolute dollar terms. The Staff’s Comment appears to focus on the disproportionate percentage increase in segment profit for the six-months ended June 30, 2010 as compared with the percentage change in revenue for the same period. However, in addition to the percentage based disclosure we provide, we also provide the absolute dollar increase and material components of this change.

In future filings, where relatively small dollar changes are accompanied by a disproportionate percentage increase or decrease, we will not use the percentage change in our narrative description and instead will focus on the absolute dollar increase. Please see the segment profit paragraph of our Transportation Systems results of operations disclosure on page 36 of our Form 10-Q for the quarter ended March 31, 2010 for an example of such disclosure.

Liquidity and Capital Resources
Cash Flow Summary, page 37

7.

Staff’s Comment: Refer to your response to our prior comment five and the intended revised disclosure therein. Please ensure that your analysis and discussion of cash provided by operating activities addresses a substantial portion of the change thereto. In this regard, we note that the factors cited in your proposed disclosure aggregate to $417 million. However, the change in cash provided by operating activities was only $155 million, leaving $262 million in offsetting decreases unexplained.

Additionally, we note your continued reference to decreased earnings, as well as the reference to “cash earnings (net income plus non-cash expenses)” in the June 30, 2010 Form 10-Q. We continue to believe that references to earnings recognized on the accrual basis of accounting do not provide a sufficient basis for an investor to fully understand changes in cash provided by operating activities in terms of cash. Also, in this regard, “cash earnings” does not appear to represent more than what is already presented in the “Cash flows from operating activities” section of the statement of cash flows. Furthermore, it is not clear whether and to what extent adjustments have been made for non-cash revenue items in deriving such a measure. Lastly, it is not clear from your disclosure that “cash earnings,” in its present context, satisfies the requirements of Item 10(e) of Regulation S-K with respect to non-GAAP measures included in filings with the Commission.

Please (i) revise your disclosure to address the items indicated above and (ii) conform the disclosure to more fully and clearly discuss items in terms of cash. Please provide your proposed expanded disclosure as part of your response.

Our Response: We will refrain from use of the term “cash earnings” in future filings.

Below is an example of expanded disclosure regarding 2009 activity that we will include in our Form 10-K for the year ending December 31, 2010:

Cash provided by operating activities increased by $155 million during 2009 compared with 2008 primarily due to i) a favorable impact from working capital of $577 million (primarily due to a decrease in inventory of $479 million driven by reduced purchases of raw material and component inventory, lower production of finished goods in line with decreased sales volumes and inventory reduction initiatives across each of our segments), ii) lower cash tax payments of $449 million, and iii) $155 million from the sale of long term receivables partially offset by i) decreased net income of $639 million, ii) a $193 million impact from decreased deferred income taxes (excluding the impact of cash tax payments noted above), iii) receipts from the sale of insurance receivables of $82 million in 2008, iv) a $56 million decreased impact from other current assets (most significantly lower receipts from insurance receivables) and v) higher repositioning payments of $43 million.

Contractual Obligations and Probable Liability Payments, page 40

8.

Staff’s Comment: We believe that it may be meaningful to include certain information provided in your response to our prior comment seven in footnotes to your table of “contractual obligations and probable liability payments.” For example, if the expected payments for NARCO related claims are not made prior to the end of fiscal year 2010 and are included in your contractual obligations table in future filings, we believe that it may be appropriate to provide a footnote that briefly explains the nature, timing, and effect of such payments on the particular reporting period in which the cash distributions are expected to be made. In addition, we believe it may be appropriate for you to specifically disclose that you have assumed the collection of “probable insurance recoveries [that] are not subject to concluded settlement agreements, but instead are covered by insurance policies,” will not occur until subsequent 2014. In this regard, we note that such disclosure would highlight the fact that the timing and amounts of such collections may be less assured. Please revise your disclosure accordingly or advise.

Our Response: In the Contractual Obligations and Probable Liability Payments table in our Form 10-K for the year ending December 31, 2010 we will expand our footnote for asbestos related liability payments to include an explanation of the nature and timing of the expected NARCO payments related to the effective date of the NARCO trust. Additionally, we will also expand our footnote for asbestos insurance recoveries to include the following explanation:

The timing of insurance recoveries are impacted by the terms of insurance settlement agreements, as well as the documentation, review and collection process required to collect on insurance claims. Where probable insurance recoveries are not subject to concluded settlement agreements with specified payment dates, but instead are covered by insurance policies, we have assumed collection will occur beyond 2014. Projecting the timing of insurance recoveries is subject to many uncertainties that could cause the amounts collected to be higher or lower than those projected and recorded or could cause the timing of collections to be earlier or later than that projected. We reevaluate our projections concerning insurance recoveries in light of any changes or developments that would impact recoveries or the timing thereof.

Item 8 Financial Statements and Supplementary Data

Notes to Financial Statements

Note 6 – Income Taxes, page 66

9.

Staff’s Comment: Refer to your response to our prior comment ten. While we acknowledge that both your MD&A disclosure and footnote disclosure address the fact that lower foreign income tax rates have contributed to an effective income tax rate below the U.S. statutory tax rate, we also note that the effective rate at which your fiscal year 2008 foreign income was taxed was significantly lower than the effective rate at which your fiscal year 2007 and fiscal year 2009 foreign income was taxed. In this regard, we specifically note that general disclosures regarding the lower tax rates realized in foreign jurisdictions do not explain why your fiscal year 2008 foreign income tax expense was lower than your fiscal year 2007 foreign income tax expense, although fiscal year 2008 pre-tax foreign income was approximately 45% higher than fiscal year 2007 foreign pre-tax income. Since foreign income tax expense is a material component of your overall tax expense and consolidated effective tax rate, we believe some reasonable amount of commentary should be provided with regard to the reason(s) that income generated in foreign jurisdictions was taxed at a lower rate in 2008 than in 2007, and apparently also at a lower rate than in 2009. Please expand your footnote disclosure to identify any material factors that directly impacted your fiscal year 2008 foreign tax expense and effective tax rate.

In addition, please provide your proposed expanded disclosure as part of your response.

Our Response: We will provide additional disclosure of factors impacting our foreign income tax rate, on a prospective basis, as illustrated below:

The effective tax rate increased by 0.1 percentage point in 2008 compared with 2007 due principally to higher overall state effective tax rate and a decreased impact from the settlement of audits, partially offset by a decrease in the foreign effective tax rate from 27 percent to 17 percent.

In addition to higher income in lower tax jurisdictions, the decrease in the foreign effective tax rate was also driven by i) a 6 percentage point impact from higher non-taxable foreign exchange income, ii) a 3 percentage point impact from the settlement of a tax audit and iii) a 2 percentage point impact related to the gain on the sale of our Consumables Solutions business (see Note 2 to the Financial Statements; portions of the gain are in foreign jurisdictions and taxed at a lower rate than ordinary income).

Form 10-Q: For the quarterly period ended June 30, 2010

Item 1. Financial Statements

Notes to Financial Statements (Unaudited)

Note 15 – Commitments and Contingencies

Asbestos Matters, page 24

10.

Staff’s Comment: Refer to the table on page 29 of your filing, which presents the balance sheet accounts in which you have recorded your estimated asbestos liabilities. Please tell us and disclose the factors or circumstances that resulted in the apparent reclassification of a material portion of the estimated short-term liability balance at December 31, 2009 to the long-term liability account at June 30, 2010.

Our Response: As disclosed in the fifth paragraph under Asbestos Matters on page 24 of our Form 10-Q for the quarter ended June 30, 2010, the NARCO Plan of Reorganization cannot become effective until the resolution of an appeal of the Chapter 11 proceedings of a NARCO affiliate. In June 2010, the Third Circuit directed that this appeal be reheard en banc. In light of this court ruling we determined that the expected NARCO payments related to the effective date of the NARCO trust were now unlikely to be made within the next twelve months and thus we reclassified such estimated payments to the long-term asbestos liability. In future filings, we will clarify the reason for this change in the footnotes to our consolidated financial statements.

* * * * * * * *

Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-3354, or Tom Larkins, Vice President, Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/ Kathleen A. Winters

Kathleen A. Winters
Vice President and Controller